Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Management Change

Beijing, April 9, 2015 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth cities in China, today announced that Dr. Manbo He has advised the Company that he is stepping down as Chief Financial Officer effective immediately due to personal reasons. Dr. He has indicated that he will be available through April 30, 2015 to ensure an orderly transition. Dr. He’s resignation was not the result of any disagreement with the Company with respect to the Company’s financial or accounting practices.

The Company has announced the appointment of Mr. Huaiyu “George” Liu as its new Chief Financial Officer, effective April 9th. Mr. Liu joins Xinyuan from Savills Asia Pacific where he served as Chief Financial Officer since 2011.  In this role, Mr. Liu was responsible for all finance, accounting, tax, and audit matters, and covered risk management, legal and compliance, strategic planning, and corporate development as well.  Savills Asia Pacific is part of Savills (LSE: SVS), a global real estate service provider and one of the FTSE 250.

From 2005-2011, Mr. Liu served as the Regional Finance Controller for the Asia region for Stena Envac, a European multinational focused on construction and engineering.  In this role, he was responsible for all financial and accounting matters for Envac's Asia operations. Mr. Liu holds a Bachelor’s degree in Economics from Shenzhen University, an MBA from Cornell University and holds designations as a Certified Public Accountant – HKICPA and Chartered Accountant - ICAEW designations.

Mr. Yong Zhang, Chairman of Xinyuan, commented, “I am pleased to welcome Mr. Liu, a seasoned CFO with extensive experience in the real estate sector. We anticipate he will be an excellent addition to our team and we look forward to working with George, leveraging his experience and capabilities as we continue to scale our operations in China. I’d like to thank Dr. He for his contributions to Xinyuan over the last year and we wish him well in his future endeavors.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Tianjin, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Mr. Nathan Lai

Investor Relations Manager

Tel: +86 (10) 8588-9398

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com